UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 5)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ABIOMED, Inc.

(Name of Subject Company)

ABIOMED, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

003654100

(CUSIP Number of Class of Securities)

Marc A. Began

Executive Vice President, General Counsel and Secretary

ABIOMED, Inc.

22 Cherry Hill Dr.

Danvers, Massachusetts 01923

(978) 646-1400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert W. Downes

Matthew G. Hurd

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2022 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by ABIOMED, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the cash tender offer by Athos Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule TO”), filed by Merger Sub and Parent with the SEC on November 15, 2022, to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Company at a price per Share of (i) $380.00 per Share, net to the seller in cash, without interest and less any required withholding taxes (the “Cash Amount”), plus (ii) one non-tradeable contractual contingent value right per Share (each, a “CVR”), which CVR represents the right to receive contingent payments of up to $35.00 per Share, in cash, without interest and less any required withholding taxes, in the aggregate, upon the achievement of specified milestones, upon the terms and subject to the conditions set forth in the offer to purchase, dated November 15, 2022, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged.

Item 8. Additional Information

Item 8 (“Additional Information”) is hereby amended and supplemented as follows:

The following section is inserted immediately before the section “Appraisal Rights” as follows:

“Expiration of the Offer and Completion of the Merger

At 11:59 p.m., New York time, on Wednesday, December 21, 2022, the Offer and withdrawal rights expired as scheduled and were not extended. According to Parent, Merger Sub was advised by the Depositary (as defined in the Offer to Purchase) that, as of the Expiration Time, 25,759,195 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 57.1% of the then-outstanding Shares. As a result, the Minimum Condition has been satisfied. In addition, according to Parent, Merger Sub was advised by the Depositary that, as of the Expiration Time, Notices of Guaranteed Delivery had been received for 13,631,566 Shares, representing approximately 30.2% of the then-outstanding Shares. As the Minimum Condition and each of the other Offer Conditions have been satisfied, Merger Sub has accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

Following the expiration of the Offer and acceptance for payment of the Shares validly tendered and not validly withdrawn pursuant to the Offer, on December 22, 2022, the Company, Parent and Merger Sub consummated the Merger pursuant to the terms of the Merger Agreement in accordance with Section 251(h) of the DGCL, without a vote on the adoption of the Merger Agreement by Company stockholders, with the separate corporate existence of Merger Sub ceasing and the Company continuing as the surviving corporation in the Merger under the name “ABIOMED, Inc.”, thereby becoming a wholly owned subsidiary of Parent.

At the Effective Time, each Share outstanding immediately prior to the Effective Time (other than (a) Shares owned by Parent, Merger Sub or the Company (or held in the Company’s treasury), or by any direct or indirect wholly owned subsidiary of Parent or Merger Sub, in each case at the commencement of the Offer and immediately prior to the Effective Time, (b) Shares irrevocably accepted for purchase pursuant to the Offer or (c) Shares owned by any stockholders who have properly and validly demanded their appraisal rights in compliance with Section 262 of the DGCL) was converted into the right to receive the Offer Price, without interest and less any required withholding taxes. The Shares will be delisted from the Nasdaq Global Select Market and will be deregistered under the Exchange Act.

On December 22, 2022, Parent issued a press release announcing the expiration and results of the Offer and the consummation of the Merger, which is attached as Exhibit (a)(5)(H) hereto and is incorporated herein by reference.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ABIOMED, Inc.

By:	/s/ Marc A. Began
Name:	Marc A. Began
Title:	Executive Vice President, General Counsel and Secretary

Dated: December 22, 2022